210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Director Election Results from its Annual and Special Meeting of Shareholders

CALGARY, AB, May 10, 2013 --- Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that all nominees listed in the management information circular dated April 4, 2013 were elected as directors at its 2013 Annual and Special Meeting of Shareholders, held on Thursday, May 9th, 2013.
On a vote by ballot, the following nine nominees proposed by management were elected as Directors of Oncolytics to serve until the Company`s next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favour of individual nominees as follows:

Director	For	%	Withheld	%
Ger van Amersfoort	21,574,004	98.39%	353,162	1.61%
Matthew Coffey	20,068,776	91.52%	1,858,790	8.48%
Jim Dinning	11,788,903	53.76%	10,138,663	46.24%
Ed Levy	15,873,150	72.39%	6,054,416	27.61%
Mark Lievonen	15,883,690	72.44%	6,03,876	27.56%
Wayne Pisano	21,580,329	98.42%	364,837	1.58%
Robert Schultz	20,852,657	95.10%	1,074,509	4.90%
Fred Stewart	20,965,305	95.61%	961,861	4.39%
Brad Thompson	21,550,453	98.39%	376,713	1.72%

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2013 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com